FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1902
Toronto, Ontario
M5H 3S5

Item 2 Date of Material Change

May 2, 2005

Item 3 News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on May 2, 2005 and filed on SEDAR.

Item 4 Summary of Material Change

The Corporation announced the following:

•	Completion of the feasibility study for its São Vicente Gold Project
•	Increase in mineral reserves of 26%
•	Increase in forecast gold production of 25% to 174,380 ounces
•	Stand-alone mine plan for an initial four-year mine life
•	Potential for further upside through mine site exploration

Item 5  Full Description of Material Change

SÃO VICENTE FEASIBILITY STUDY AND RESERVE ESTIMATE

Yamana reported on the feasibility study results for its São Vicente gold project in Mato Grosso State, Brazil. The feasibility study and capital and operating cost estimates were prepared by Minerconsult Engenharia Ltda (“Minerconsult”) and incorporates specific data supplied by Independent Mining Consultants, Inc. (“IMC”), Kappes, Cassiday and Associates (“KCA”) and Metago. The resources and reserves model was updated by Geoexplore Consultoria e Servicos (“GCS”) and audited by Geosystems International (“GSI”) and the mine plan was prepared by IMC.

The feasibility study was initiated and completed based on prior data and before the current exploration effort was started at São Vicente.

•	Reserves

•	Proven and probable gold reserves at São Vicente have increased by 26% to 202,700 ounces from the previous feasibility estimate of 161,000 ounces, summarized as follows.

Ore Source	Ore (Ktonnes)	Total Au (g/t)	Total Au Ounces (000’s)

Open Pit Mining
Proven Mineral Reserve	3,533	1.054	119.7
Probable Mineral Reserve	2,348	1.083	81.8
Open Pit Total	5,881	1.066	201.5
Stockpile Reclaim (Probable)	123	0.298	1.2
Total Mineral Reserve	6,004	1.050	202.7

•
Total measured and indicated resources at São Vicente, including the above reserves, total 396,000 ounces (12.46 million tonnes at 0.99g/t assuming a 0.3 g/t cutoff). Additional inferred resources amount to 0.21 million tonnes at an average grade of 0.53g/t assuming the same cutoff.

•	Gold Production

•
Total gold production has increased by approximately 25% from the prior feasibility study estimate to 174,380 ounces. This includes some production from existing tailings. A breakdown of the gold production is summarized as follows.

Year	Ore (t)	Grade (g/t)	Reserve (oz of Au)	Overall Recovery (%)	Expected Gold Production (oz)

1	1,800,000	1.273	73,360	81	59,670
2	1,800,000	1.185	68,580	81	55,550
3	1,800,000	0.852	49,310	81	39,940
4	604,000	0.573	11,130	81	9,010
Total/Average	6,004,000	1.050	202,680	81	164,170

•	Additional production from tailings is summarized as follows.

Year	Tails (t)	Grade (g/t)	Reserve (oz of gold)	Recovery (%)	Expected Gold Production (oz)

1	252,000	0.36	2,920	70	2,040
2	252,000	0.36	2,920	70	2,040
3	252,000	0.36	2,920	70	2,040
4	504,000	0.36	5,830	70	4,080
Total/Average	1,260,000	0.36	14,580	70	10,210

•
Production estimates as provided above do not incorporate the start up leach cycle which will cause production in year 1 to vary from the estimate. The guidance provided herein assumes lower production in 2006, although a full first year of production will be consistent with the feasibility study.

•	The recoveries assumed above are an average. Recoveries will vary with grade mined and may be higher in early years and lower in the last year of production.

•	Economic Parameters

•	At a 5% discount rate and a US$375/oz gold price, the after-tax NPV is US$12.1 million increasing to US$18.6 million at a gold price of US$425 per ounce gold.
•	After-tax internal rate of return of approximately 34.1% increases to 48.9% at US$425 per ounce gold.

•	Capital Costs

•	Capital expenditures are summarized as follows.

US$ million
Facilities (including equipment, materials and earth moving)	$11.23
Mine Equipment	$4.82
Preproduction and Reinvestments	$2.80
Contingencies	$1.60
Working Capital	$0.20
Total	$20.65

•	Capital costs now also include items that enhance overall project economics, the most notable of which are the power line to connect to the national grid.

•	Operating Costs

•	Average LOM total operating costs, including refining and G&A, are projected to be US$3.85 per tonne of ore (main ore and old tailings) and include the following:

o	mining costs of approximately US$0.66 per tonne of material or US$1.64 per tonne of ore based on an average stripping ratio of approximately 2.49 to 1;
o	processing costs, including laboratory services and support, of US$1.66 per tonne of ore; and
o	G&A and ongoing environmental costs of US$0.16 per tonne.

•	LOM cash operating costs including sales royalty tax are projected to be US$160 per ounce gold.
•	Recent increases in crushing costs and prices for heap leach liners may increase these costs slightly.
•
The exchange rate assumed in the feasibility study was $R3:US$1. In the event that the exchange rate remains at approximately $R2.6:US$1, estimated cash costs per ounce will increase by approximately 10% to 15% to a range of US$175 to $185 per ounce.

•	Operating Parameters and Mining Plan

•
Up to 1.8 million tonnes of main ore material will be mined annually to produce a total of 6.0 million tonnes of main ore at an average grade of 1.05 g/t Au, and up to 0.5 million tonnes of tailings will be processed annually to produce a total of 1.26 million tonnes of tails at a grade of 0.36g/t Au.

•	Projected total recoveries average 81% for main ore and 70% for tailings.
•	The mine will be operated by Yamana on an owner-operator basis.

•	Existing Infrastructure

•	Access is available by state and internal roads and by air at an onsite air strip.
•	Access road being improved to São Francisco Mine at 50 kilometre distance.
•	Buildings including shops, warehouses, offices and a sample preparation and process control laboratory.
•	Homes, dormitories, a school, a maintenance garage, laboratory and other basic facilities at São Vicente project.
•	Pilot processing plant is to be built on site in mid 2005. Neighbouring São Francisco currently has two of such pilot plants.
•	Water is readily available from nearby sources.

•	General Overview

•	This positive feasibility study is an update to a prior preliminary study completed by Watts, Griffis and McOuat Limited in July, 2003.
•	Financial assumptions include a foreign exchange rate of 3.0 Reais per 1.0 United States dollar.
•
The feasibility study supports the conclusion that São Vicente can be constructed as a stand-alone project. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis. Total production between São Francisco and São Vicente is now projected to be 990,000 ounces of gold.

•
The feasibility economic analysis incorporates an effective tax rate of approximately 15.3% for the life of the project. Tax incentives that are in place in the State of Mato Grosso and conventional tax and corporate structures commonly available to mining companies in Brazil reduce the overall tax rate to this level.

•
The feasibility study was prepared by Minerconsult under the direction of Olimpio Ribeiro Salgado, Professional Engineer. The reserves and resources model was audited by GSI under the direction of Mario Rossi. The mining plan and capital and operating cost estimates for mining were prepared by, and a National Instrument 43-101 technical report is being prepared by IMC under the direction of Michael Hester. Both Mr. Rossi and Mr. Hester are Independent Qualified Persons as defined by National Instrument 43-101.

CONSTRUCTION DECISION

The São Vicente feasibility study was initiated prior to the current exploration effort at São Vicente. The objective was to provide a supplement to the São Francisco feasibility study (released in November 2004) and determine whether or not São Vicente should be treated on a combined basis with São Francisco as originally contemplated or built as a stand alone operation.

Given positive results to date from continuing exploration, Yamana has decided to defer a formal construction decision pending further exploration results expected by July 2005. With further exploration successes, the possibility exists for an enhanced operation combining open pit and underground mining. Yamana expects that a further update on a construction decision for São Vicente would be made this summer at which time Yamana will either decide to proceed with the mine plan as outlined in this feasibility study or update the mine plan to incorporate a bigger open pit as well as an underground operation.

GUIDANCE UPDATE

In a press release dated January 6, 2005, Yamana provided production guidance excluding São Vicente. With the addition of São Vicente, based on the results of the feasibility study, 2006 and 2007 production estimates would be as follows:

	2006E	2007E

Gold Production Estimates	290-320,000	430-457,000

Average Projected Total Cash Cost	$185-$195	$165-$180

These production and cash cost levels assume the construction of São Vicente in the latter half of 2005 with production starting in early 2006. However, as noted above, the decision to proceed with São Vicente will not be made until this summer and with further exploration successes an update to the feasibility study would likely be required thereby deferring construction to the end of the year or into 2006.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, contact:

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Antenor Silva Chief Operating Officer (416) 815-0220 E-mail: investor@yamana.com

Item 9  Date of Report

DATED as of this 12th day of May, 2005.
YAMANA GOLD INC.

	By:	(signed) “Charles B. Main”
Charles Main
Vice President, Finance and Chief Financial Officer